Exhibit (A)(7)

Contact:	W. Douglas Benn Chief Financial Officer (770) 399-9595

RARE HOSPITALITY INTERNATIONAL, INC. ANNOUNCES EXTENSION OF EXPIRATION DATE ON CONSENT SOLICITATION FOR ITS 2.5% CONVERTIBLE NOTES DUE 2026

ATLANTA – (September 20, 2007) – RARE Hospitality International, Inc. (Nasdaq: RARE) previously announced on August 31, 2007, that, in connection with a cash tender offer by a subsidiary of Darden Restaurants, Inc. (“Darden”) for all of RARE’s outstanding common stock, RARE had commenced a consent solicitation with respect to its 2.50% Convertible Senior Notes due 2026 (the “Notes”). The purpose of the consent solicitation is to permit RARE to terminate the related registration rights agreement for any reason without the further consent of the parties thereto and to amend certain provisions of the related indenture regarding the disclosure of RARE information (the “Proposed Amendments”). The receipt of consents under the consent solicitation is not a condition to the tender offer for RARE common stock.

The expiration date for the consent solicitation was scheduled to be 5:00 p.m., New York City time, on September 19, 2007. RARE announced today that it is extending the expiration date. The consent solicitation will now expire at 5:00 p.m., New York City time, on September 21, 2007, unless further extended by RARE. Only holders of record as of 5:00 p.m., New York City time, on August 24, 2007 are eligible to deliver consents to the Proposed Amendments in the consent solicitation.

RARE will pay a consent fee of $2.50 for each $1,000 of in principal amount of the Notes to those holders who consent prior to the expiration date and who elect to convert their Notes on or after Darden’s acceptance of the shares of RARE outstanding common stock received in Darden’s tender offer.

Following the completion of Darden’s tender offer for RARE’s common stock and receipt of the required consents under the consent solicitation, RARE intends to make provision for the payment of accrued and unpaid interest up to the date of conversion.

Copies of the consent solicitation and other related materials are available free of charge from Georgeson Inc., the Information Agent for the consent solicitation, toll-free at (888) 605-8348 (banks and brokers at (212) 440-9800), or Lehman Brothers Inc., the Solicitation Agent for the consent solicitation, at (212) 526-7759. Wells Fargo Bank N.A. is acting as Tabulation Agent for the consent solicitation.

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RARE Announces Extension Of Expiration Date On Consent Solicitation

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September 20, 2007

This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, nor a solicitation of consents with respect to, any Notes. The consent solicitation was made solely pursuant to the Consent Solicitation and related Consent Form.

RARE Hospitality International, Inc., headquartered in Atlanta, GA, currently owns, operates and franchises 322 restaurants, including 291 LongHorn Steakhouse restaurants and 29 Capital Grille restaurants.

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